===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For JUNE 18, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------

1.   Press Release entitled "CVRD Employee Receives The Willy Korf
     Award For Young Excellence" dated June 17, 2002..................    3

[GRAPHIC OMITTED] Companhia                                 Press Release
                  Vale do Rio Doce


       CVRD Employee Receives The 'Willy Korf Award For Young Excellence'

Rio de Janeiro, June 17, 2002 - Companhia Vale do Rio Doce (CVRD) announces that Paulo Antonio de Souza Junior, an employee of the Company, has received the "Willy Korf Award for Young Excellence".

Paulo Antonio de Souza Junior, who earned a Ph.D. from Johannes Gutenberg Universitat in Mainz, Germany, is a technology analyst at CVRD's Pelletizing Division. The "Willy Korf Award for Young Excellence" has been awarded since 2000 and targets individuals who contribute to the technological development of the steel industry. The awards ceremony was held today in New York, during the "Steel Success Strategies XVII" Conference, organized by American Metal Market and World Steel Dynamics.

Paulo Antonio was recognized by his work "Intelligent Receptor Modelling", which identifies sources of pollution in the environment. Its practical application has contributed to reducing pollution in the metropolitan Vitoria region, Espirito Santo, Brazil in accordance with the environmental protection practices adopted by CVRD.

-------------------------------------------------------------------------------
                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: June 18, 2002